Exhibit 99.1

2016-10-24

PRESS RELEASE

Oasmia enters into collaboration agreement for novel cancer project

Uppsala, Sweden, October 24, 2016 -- Oasmia Pharmaceutical and Karo Pharma have entered into an agreement concerning Karo Pharma’s cancer project KB9520, which has shown promising results in pre-clinical models for a number of different types of cancer.

Oasmia acquires the project and strengthens its oncology project portfolio. Karo Pharma receives 3,080,000 newly issued shares as a down payment corresponding to a value of MSEK 25. Additionally, Oasmia will pay Karo Pharma 20% of all future revenues generated by the project for Oasmia.

Oasmia will continue the development process and will be responsible for all project expenses.

”This is a solid industrial solution where the companies can focus within their respective areas. Oasmia, which has several cancer projects in both early and late developmental phase, strengthens its already unique product portfolio. The collaboration is based on a separation of focus that will work well and I am personally committed to making this a successful collaboration for both companies” says Anders Lönner, Executive Chairman in Karo Pharma.

”This is a very exciting acquisition for Oasmia as the project will complement the company’s current product portfolio with novel innovative candidates within our focus area. A prerequisite in this transaction from our side has been to get access to Anders Lönners unique track record in developing companies and his international business experience. Since we are looking forward to several registrations of new pharmaceutical products, his expertise will be very valuable. Anders Lönner is proposed to be part of Oasmia’s Board of Directors and will also be proposed as chairman at an extraordinary shareholders meeting.” says Julian Aleksov, largest shareholder in Oasmia Pharmaceutical.

Stockholm Corporate Finance has been advising Oasmia in this transaction.

For more information, please contact:

Julian Aleksov

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics, which, in comparison with current alternatives, show, improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

About Karo Pharma AB

Karo Pharma is a Health Care company, which develops and markets products for pharmacies, regular shops and directly to the Health Care community. The share is listed on Nasdaq Stockholm.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 07.00, CET on October 24, 2016.”